July 9, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re:	EzFill Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 28, 2021 File No. 333-256691

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is hereby responding to the staff’s letter dated July 9, 2021. For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

SEC Comment:

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note that a 1:3.76 reverse stock split of your common stock will be effected prior to the closing of this offering. Please confirm that although the split will be effected prior to the closing of the offering, it will not be effected prior to effectiveness of your registration statement. Otherwise, please revise your financial statements to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C and have your independent auditor revise its report on page F-15 to reference the reverse stock split, and dual-date its opinion.

Company Response:

The Company herby confirms that although the split will be effected prior to the closing of the offering, it will not be effected prior to the effectiveness of the Registration Statement. As such, the financial statements included in the Registration Statement do not need to be revised and filing an amendment to the Registration Statement would not be required.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell
Chief Executive Officer

2125 Biscayne Blvd.	|	305.791.1169	|	info@ezfillapp.com	|	getyourezfill.com